Amendment No.2 to Form 10-K for Fiscal Year Ended December 31, 2010
Item 9A. Controls and Procedures, page 9

1. We note that you disclosed a material weakness in internal control over financial reporting in Form 10-K filed April 12, 2011, and as a result of the material weakness your chief executive officer and chief financial concluded that your disclosure controls and procedures were not effective as of the end of year. Please tell us why you are no longer disclosing the material weakness in internal control over financial reporting. Also, in light of the material weakness previously disclosed, tell us in detail how your chief executive officer and chief financial officer are now able to conclude that disclosure controls and procedures and internal control over financial reporting are effective as of the end of the year.

2. We note your disclosure that the effectiveness of your internal control over financial reporting as of December 31, 2010 has been audited by your independent registered public accounting firm as stated in its report included in Item 8. We also note that the report of your independent registered public accounting firm on page F-1 does not include an attestation report on internal control over financial reporting. Please provide the attestation report or remove the disclosure that the effectiveness of your internal control over financial reporting has been audited by your independent registered public accounting firm. Refer to Item 308 of Regulation S-K.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, the Company assessed the effectiveness of the internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this assessment and on those criteria, the Company concluded that material weakness exists in the internal controls as of December 31, 2010.

A material weakness in the Company’s internal controls exists in that, beyond the Company’s CFO there is a limited financial background amongst other executive officers or the board of directors. This material weakness may affect management’s ability to effectively review and analyze elements of the financial statement closing process and prepare financial statements in accordance with U.S. GAAP. In making this assessment, our management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of the material weaknesses described above, our management concluded that as of December 31, 2010, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the COSO.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. The Company is a smaller reporting company and, as such, management’s report is not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permits us to provide only management’s report in this Annual Report

Changes in internal control

There were no changes in the small business issuer’s internal control over financial reporting identified in connection with the company evaluation required by paragraph (3) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the small business issuer’s fiscal year that has materially affected or is reasonably likely to materially affect the small business issuer’s internal control over financial reporting

Form 10-Q for the Quarterly Period Ended September 30, 2011
Item 4. Controls and Procedures, page 17

3. You disclose that there were no changes in internal control over financial reporting that occurred during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of March 31, 2011 and June 30, 2011 as a result of a material weakness in internal control over financial reporting as reported in Form 10-Q filed May 23, 2011 and Form 10-Q filed August 22, 2011. Please tell us the changes made to your internal control over financial reporting during the quarter ended September 30, 2011 that support the conclusions of your chief executive officer and chief financial officer that disclosure controls and procedures are effective as of the end of the period.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this  Quarterly Report on Form 10-Q. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective such that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud if any, within a company have been detected.

Management has determined that there were material weaknesses in our internal controls as of March 31, 2011.  A material weakness in the Company’s internal controls exists in that, beyond the Company’s Chief Financial Officer there is a limited financial background amongst other executive officers or the board of directors.  This material weakness may affect management’s ability to effectively review and analyze elements of the financial statement closing process and prepare financial statements in accordance with U.S. GAAP.  In making this assessment, our management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  As a result of the material weaknesses described above, our management concluded that as of March 31, 2011, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the COSO.

Changes in internal control

Our management, with the participation our Chief Executive Officer and Chief Financial Officer, performed an evaluation as to whether any change in our internal controls over financial reporting occurred during the 2011 Quarter ended March 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that no change occurred in the Company’s internal controls over financial reporting during the 2011 Quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal  controls over financial reporting.